  Exhibit 99.1

High Tide Announces Appointment of New Chief Financial Officer

CALGARY, AB, May 1, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (NASDAQ: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that Mayank Mahajan has joined the Company in the role of Chief Financial Officer.

Mr. Mahajan brings an exceptional range of expertise from a career in financial services, technology, manufacturing, trading and leasing that spans more than 15 years. Among his more notable accomplishments, he has overseen M&A and business integration, debt and equity raises, contract negotiations, and led corporate governance initiatives. Mr. Mahajan has built global accounting teams while re-engineering processes to improve accountability and implementing best practices in ERP, SOX and internal controls.

Before joining High Tide, Mr. Mahajan worked with Everyday People Financial Corp, Metamaterial Inc., Jubilant Bhartiya Group (Canada, India and USA), Genpact, and S.P. Nagrath & Co. He is a registered Chartered Professional Accountant in Canada, Certified Public Accountant in the United States and a Chartered Accountant in India. Mr. Mahajan also holds a Master of Business Administration (MBA) from Gonzaga University in Washington, USA, and a Bachelor of Commerce from Chaudhury Charan Singh University in India.

"Mayank will be a great addition to our team with his exceptional leadership skills, strategic financial acumen and forward-thinking mindset. His collaborative approach will help bridge the gap across all facets of our organization and will be instrumental in positioning High Tide for sustainable, long-term growth and success," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"High Tide is fortunate to have achieved significant growth over the past few years, and our team recognizes that we must continually evolve to responsibly manage this growth and retain our industry leadership. Having Mayank's strong background in financial excellence as we adapt to the rapidly evolving cannabis business landscape will prove a critical asset to expand the size, scope and reach of our company. I'm very excited to welcome Mayank to our High Tide Family," added Mr. Grover.

GRANT OF RESTRICTED SHARE UNITS

The Company also announced that its Board of Directors has approved the grant of 20,000 stock options and 591,772 restricted share units ("RSUs") to officers, directors and employees, of the Company pursuant to the Company's Omnibus Plan, which became effective on June 2, 2022. Each RSU entitles the holder to acquire one common share of the Company upon vesting.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer in North America by store count[1]. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 168 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in North America.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud, Cabana Cannabis Co, Daily High Club, Vodka Glass, Puff Puff Pass, Dopezilla, Atomik, Silipipe, Evolution and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine, and was named as one of the top 10 performing diversified industries stocks in both the 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the long-term growth of the company. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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1As reported by ATB Capital Markets based on store counts as of February 8, 2024

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 01-MAY-24